Exhibit 4.38
THIS AGREEMENT is made on 26 October 2006
BETWEEN:
(1)	UNICOM NEW HORIZON MOBILE TELECOMMUNICATIONS COMPANY LIMITED, a limited liability company incorporated under the laws of the PRC whose registered office is at 6th Floor, Tower 3, Henderson Centre, 18 Jianguomen Nei Dajie, Beijing, the PRC (the Lessor);
(2)	CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED, a limited liability company incorporated under the laws of the PRC whose office is at 40th Floor, Jin Mao Tower, 88 Century Boulevard, Shanghai, the PRC (the Lessee, and upon execution of the Transfer Agreement, as defined in clause 1.1 below, the Lessee shall be changed to CUCL, as defined in clause 1.1 below); and
(3)	CHINA UNITED TELECOMMUNICATIONS CORPORATION, a company incorporated under the laws of the PRC whose registered office is at Room 615, Tower 3, Henderson Centre, 18 Jianguomen Nei Dajie, Beijing, the PRC (Unicom Group).
WHEREAS:
(A) Unicom Group has been approved by the PRC Government to undertake the construction and operation of the unified CDMA network within the PRC.
(B) The Lessor, a wholly-owned subsidiary of Unicom Group, is the legal and beneficial owner of the CDMA network and is responsible for the procurement and construction of the CDMA mobile telecommunications network for Unicom Group.
(C) The Lessor, Unicom Group and the Lessee entered into a network capacity lease agreement on 24 March 2005 (the Old CDMA Lease Agreement) whereby the Lessee leases from the Lessor the Capacity (as defined in clause 1.1 below) on terms and conditions set out in the Old CDMA Lease Agreement.
(D) Pursuant to a transfer agreement entered into between the Lessee and CUCL (as defined in clause 1.1 below) dated 24 March 2005, all the rights and obligations of the Lessee under the Old CDMA Lease Agreement has been transferred to CUCL.
(E) The Old CDMA Lease Agreement will expire on 31 December 2006. The Lessee agrees to continue to lease the Capacity from the Lessor, and the Lessor agrees to continue to lease the Capacity to the Lessee, on the terms and conditions of this Agreement on the basis that the Lessee shall have the right to transfer its rights and obligations under this Agreement to CUCL.
(F) Unicom Group has agreed to guarantee the performance by the Lessor of its obligations under this Agreement.
IT IS AGREED as follows:

Interpretation
Definitions
1.1 In this Agreement (including the recitals) the following words and expressions have the following respective meanings unless the context otherwise requires:
Additional Term has the meaning given to it in clause 4.4;
Agreement means this agreement, including its schedules;
Annual Lease Fee has the meaning given to it in clause 6.5(a);
Associate has the meaning given to that term in the Listing Rules;
Business Day means any day on which banks in the PRC are open for the transaction of normal banking business;
Capacity means capacity on the Network, measured in terms of total number of Subscribers;
CDMA means Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, and including all re-configuration, upgrade, enhancement or modification to such technology from time to time (including CDMA 2000 1x and CDMA 2000 3x, each of which is designed to increase data transmission speed and improve quality of service operation over existing network infrastructure);
CDMA Business means the CDMA mobile telecommunications business operated by CUCL in the Listed Service Areas utilising the Network;
CDMA Business Income means the service revenue generated by CUCL in the course of operating its CDMA telecommunication business and the breakdown thereof as further described in Schedule 1;
CDMA Business Profit before Taxation means the segment profit (loss) before taxation generated from the CDMA Business as defined in the business segments prepared by China Unicom based on the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants;
China Unicom means China Unicom Limited, a company incorporated under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, with limited liability whose shares are listed on HKSE and whose American Depositary Shares are listed on the New York Stock Exchange;
Conditions means the conditions precedent set out in clause 3.1;
CUCL means China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the China Unicom;

Equipment means all necessary hardware, software and accessories which are used or are about to be used in constructing the Network in accordance with the designs and specifications agreed between the Lessor and the Lessee, where applicable;
Force Majeure Event means in relation to the Lessee or the Lessor, matters beyond the reasonable contemplation of that party, including, but not limited to, fire, lightning, explosion, war, flood, earthquake, typhoon, and other natural disasters, national emergency, civil disturbance, riot, terrorism, industrial disputes, weather of exceptional severity, binding acts or omissions of any Government Entity;
Government Entity means:
(a) any national government, political subdivision thereof, or local jurisdiction therein;
(b)	any instrumentality, board, commission, court, or agency of any thereof, however constituted; and
(c)	any association, organization, or institution of which any of the above is a member or to whose jurisdiction any thereof is subject or in whose activities any of the above is a participant;
HKSE means The Stock Exchange of Hong Kong Limited;
Lease Fee means the amounts payable by the Lessee to the Lessor pursuant to clause 6.1;
Lessor Lien means any Security Interest from time to time created by or through the Lessor in connection with the financing of the Network construction;
Listed Group means China Unicom and its subsidiaries from time to time;
Listed Service Areas means Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities, and Guangxi Zhuang, Xinjiang Uygur, Inner Mongolia, Ningxia Hui and Xizang autonomous regions;
Listing Rules means the Rules Governing the Listing of Securities on HKSE;
MII means the Ministry of Information Industry of the PRC;
Minimum Lease Fee means the minimum amount of Lease Fee specified in clause 6.2;
Network means the CDMA mobile telecommunications network, infrastructure or Equipment constructed or acquired by, or on behalf of, the Lessor in the Listed Service Areas, including all CDMA networks, infrastructure and Equipment (whether they are comprised in the same Phase of construction or otherwise) constructed or acquired after the date of this Agreement in the Listed Service Areas;

Network Construction Cost in relation to each Phase of the Network, the total amount of all payments, costs, expenses and amounts paid or incurred by the Lessor that are directly attributable to the construction of that Phase, including construction, installation and Equipment procurement costs and expenses, survey and design costs, investment in technology, software and other intangible assets, insurance premiums paid by the Lessor during construction period of each Phase, excess which has been paid by the Lessor in case of any damage or loss of the Network during the construction period, and capitalised interest on loans in respect of the construction period of that Phase, any taxes levied or paid in respect of the procurement of Equipment and the construction of that Phase of the Network (including import taxes and customs duties) and all costs incurred in relation to any network re-configuration, upgrade, enhancement or modifications to the technology in respect of that Phase, all such payments, costs, expenses and amounts shall be determined in accordance with clause 13.6;
Old Operating Entities means CUCL, Unicom New Century and Unicom New World;
Phase means a fixed amount of constructed Capacity on the Network agreed upon between the Lessor and the Old Operating Entities;
PRC means the People’s Republic of China (excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan);
Purchase Option has the meaning given to it in clause 13.1;
Purchase Price has the meaning given to it in clause 13.2;
Quarter means a period of three calendar months, with the first quarter commencing on 1 January 2007;
Quarterly Lease Fee has the meaning given to it in clause 6.3;
RMB means Renminbi, the lawful currency of the PRC;
Security Interest means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, right of set-off or any other agreement or arrangement having the effect of conferring security;
SSE means the Shanghai Stock Exchange;
Subscriber means a unit of Capacity on the Network;
subsidiary means any company:
(a) of which another controls the composition of the board of directors of the company; or
(b)	of which another has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting share capital;

Transfer Agreement means the transfer agreement in relation to this Agreement to be entered into between the Lessee and CUCL on the date of this Agreement;
Unicom New Century means Unicom New Century Telecommunications Corporation Limited, formerly a wholly-owned subsidiary of China Unicom before it was merged into CUCL on 30 July 2004; and
Unicom New World means Unicom New World Telecommunications Corporation Limited, formerly a wholly-owned subsidiary of China Unicom before it was merged into CUCL on 1 September 2005.
1.2 In this Agreement and the Schedules unless the context requires:
(a)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;
(b) references to one gender include all genders;
(c) references to parties are to the parties to this Agreement;
(d) references to clauses and schedules are to clauses of and schedules to this Agreement; and
(e)	words and phrases indicating the singular shall, where the context so admits, include the plural and vice versa.
1.3 Schedule 1 attached to this Agreement forms part of this Agreement.
Lease of Network Capacity
2.1 Subject to satisfaction of the Conditions, the Lessor agrees to lease all the Capacity on the Network to the Lessee on the terms set out herein commencing from 1 January 2007.
2.2 The Lessor shall provide the Lessee, or cause the Lessee to be provided, with all necessary spectrum for the operation and expansion of the CDMA Business.
2.3 The Lessor agrees that the Lessee shall have the right to transfer all of its rights and obligations under this Agreement to CUCL. The Lessor further agrees that following the completion of the Transfer Agreement, CUCL shall be permitted to use and operate the Network on an exclusive basis to provide CDMA services, including basic voice services, mobile data services and value added mobile services, under applicable PRC laws and regulations, in the Listed Service Areas.
2.4 In consideration of the satisfactory performance by the Lessor of its obligations under this Agreement, the Lessee shall pay the Lease Fee in accordance with clause 6.

Conditions
3.1 The Lease shall not be effective and binding on the parties unless the following conditions have been fulfilled:
(a)	the Lessor and the Lessee having obtained all necessary approvals (regulatory or otherwise) to perform their respective obligations under this Agreement;
(b)	the passing of resolutions by the shareholders of the Lessee approving this Agreement at an extraordinary general meeting convened for such purpose;
(c)	the passing of resolutions by the shareholders of China Unicom (other than Unicom Group and its Associates, who shall abstain from voting in connection with the resolutions) approving the Transfer Agreement at an extraordinary general meeting convened for such purpose; and
(d)	all other conditions precedent contained in the Transfer Agreement having been fulfilled or waived.
Term
4.1 This Agreement is effective for two years.
4.2 The initial period relating to the lease of Capacity by the Lessee shall be one year commencing from 1 January 2007 to 31 December 2007.
4.3 The Lessee may extend the initial period for another year until 31 December 2008 on the same terms as this Agreement by giving not less than 180 days’ written notice to the Lessor on or before 31 December 2007.
4.4 In addition, the Lease shall be renewable for such periods as may be agreed upon between the parties (each, an Additional Term) on the same terms (except as to the length, the Lease Fee and the Minimum Lease Fee for any Additional Term) at the option of the Lessee by giving not less than 180 days’ written notice to the Lessor on or before 31 December 2008.
Capacity
Increase in Capacity
5.1 In the event of the following circumstances, the Lessee shall have the right to require the Lessor to increase the Capacity constructed on the Network in the Listed Service Areas according to a timetable to be agreed between the Lessor and the Lessee:
(a)	to improve the quality and quantity of the CDMA services provided by the Lessee to meet the required industry standards;
(b) to allow the Lessee to launch new services of its CDMA Business; or
(c) other circumstances to be agreed upon between the Lessor and the Lessee.

Failure in Making Available the Capacity
5.2 If, due to any event or under any circumstance, the Lessor fails to make available any Capacity on the Network which may affect the CDMA services provided by the Lessee to the Subscribers, then the Lessor shall, as soon as practicable (and in any event within five Business Days of the Lessor becoming aware of the event or circumstances in question), notify the Lessee of that fact in writing. Such notification shall set out:
(a)	the nature of the event or circumstances and whether they have arisen as a result of any of the causes set out in clause 5.5;
(b)	a description of the steps, if any, which the Lessor has identified are necessary to rectify the matter or capable of bringing the Capacity into operational service as soon as practicable; and
(c)	the likely effect of the event or circumstances on the CDMA services to be provided by the Lessee, including the number of CDMA Subscribers potentially affected.
5.3 Following receipt by the Lessee of any notification pursuant to clause 5.2, the Lessee and the Lessor shall discuss in good faith actions which can be taken to rectify the matter.
5.4 Subject to clause 5.5, if the Lessor fails to make available any Capacity on the Network to the Lessee which results in the CDMA Business being affected, then the Lessor shall provide the Lessee with a discount to the Lease Fee (a Delay Discount), calculated as follows:

Delay Discount	=	the Number of CDMA Subscribers of the Lessee being Affected by the Delay	×	Period of Delay (number of days)	×	ARPU of CDMA Subscribers the number of days in the relevant month
In the above formula, the “Number of CDMA Subscribers of the Lessee being Affected by the Delay” shall be determined by the Lessee with the support of reports and substantive evidence, and the “ARPU of CDMA Subscribers” shall be the average monthly ARPU figure of the CDMA Subscribers in the affected areas for the three months immediately prior to the delay, as calculated and determined by the Lessee. The Delay Discount shall be set off against the next instalment of Lease Fee to be paid by the Lessee to the Lessor.
5.5 If any event or circumstance notified by the Lessor to the Lessee under clause 5.2 is, or arises as a result of, one or more of the following:
(a) a Force Majeure Event;
(b)	any material breach by the Lessee of any of its material obligations under this Agreement which prevents the Lessor from performing the relevant obligation under this Agreement; or

(c)	compliance with any applicable law, the mandatory requirements of any Government Entity or any other applicable statutory regulations;
then, save to the extent that the event arose (in the case of an event under clause 5.5(c) only) as a result of any breach of this Agreement by the Lessor, the Lessor shall have no liability to the extent the delay arises from such events, whether under clause 5.4 or otherwise, to provide any Delay Discount, or pay any damages or other compensation to the Lessee as a result of the Capacity not being ready for service and the Lessee’s CDMA Business being effected due to such events, and the Lessor shall make available the relevant Capacity on the earliest practicable date on which it is able to do so in light of the relevant event.
Lease fee
6.1 The Lease Fee of the Network for the years 2007 and 2008 shall be:
(a) 31% of the audited CDMA Business Income of the Lessee for each of the years 2007 and 2008; or
(b) 30% of the audited CDMA Business Income of the Lessee for the year 2007 or 2008, where the annual audited CDMA Business Profit before Taxation of the Lessee for the relevant year is less than the annual audited CDMA Business Profit before Taxation of the Lessee for the year 2006, provided that the annual Lease Fee of the Network shall not be less than the Minimum Lease Fee regardless of the amount of CDMA Business Income for that year. The amount of CDMA Business Income shall be calculated in accordance with clauses 6.3, 6.4 and 6.5 below.
6.2 The Minimum Lease Fee for 2007 shall be 90% of the total amount of lease fee paid by the Lessee to the Lessor pursuant to the Old CDMA Lease Agreement for 2006. The Minimum Lease Fee for 2008 shall be 90% of the total amount of Lease Fee paid by the Lessee to the Lessor pursuant to this Agreement for 2007.
6.3 Subject to clauses 6.4 and 6.5, the Lease Fee shall be calculated on the basis of the unaudited CDMA Business Income generated by the Lessee during each Quarter and shall be paid (or procured to be paid) quarterly in arrears by the Lessee to the Lessor within 30 days following the end of each Quarter (the Quarterly Lease Fee).
6.4 The Lessee shall issue a report to the Lessor within 20 days following the end of each Quarter during the term in respect of the unaudited CDMA Business Income generated during such Quarter. Such report shall be in the form of Schedule 1 and shall contain the amount of the unaudited CDMA Business Income generated by the Lessee during such Quarter and the total Lease Fee payable by the Lessee that is calculated on the basis of that amount.
6.5 After China Unicom receives its annual audited financial report, the Lessor and the Lessee shall adjust the Lease Fee as follows as soon as practicable

(a)	in the event that the Lease Fee of any year calculated on the basis of the audited CDMA Business Income as set out in the audited financial report and on the basis of the final Lease Fee percentage as determined according to clause 6.1 above (the Annual Lease Fee) is greater than the total Quarterly Lease Fee paid by the Lessee for that year, the Lessee shall pay the difference to the Lessor as soon as practicable;
(b)	in the event that the Annual Lease Fee is less than the total Quarterly Lease Fee paid by the Lessee in that year, the Lessor shall refund the difference to the Lessee as soon as practicable, provided that, in the event that the total Lease Fee paid by the Lessee pursuant to the above payment adjustment in respect of the relevant year is less than the Minimum Lease Fee, the Lessor does not have to refund the amount in clause 6.5(b) and the Lessee shall pay an additional amount (where applicable) to the Lessor as soon as practicable so that the total Lease Fee paid the year is not less than the Minimum Lease Fee).
6.6 The Lease Fee and Minimum Lease Fee in any Additional Term shall be further negotiated in good faith by the parties to this Agreement. The methods of calculation and payment of the Lease Fee shall be determined in accordance with clauses 6.3, 6.4 and 6.5 of this Agreement.
Payment
7.1 Unless otherwise agreed in writing between the Lessor and the Lessee, all Lease Fee payments shall be made in RMB.
7.2 All sums payable by a party to another party under this Agreement shall be made in immediately available funds by electronic funds transfer to such account as the other party shall by not less than seven days’ prior written notice notify to the paying party.
7.3 A party who is a payee may charge interest on any outstanding sum payable to it hereunder from the due date to the date on which it actually recovers the outstanding payments in full from the paying party, at the daily compound rate of 0.01%.
Procurement and Construction of the Network
8.1 The Lessor shall procure Equipment for the Network and shall finance the procurement of all Equipment. The Lessor shall invite the Lessee to participate in all negotiations with Equipment suppliers, and the Lessee shall be entitled to approve all Equipment purchases and sign all Equipment purchase contracts.
8.2 The Lessor shall ensure that the Network is constructed in accordance with the detailed design standards, specifications and timetable agreed in writing between the Lessor and Lessee.

8.3 Subject to clause 8.2, the Lessor shall purchase Equipment in a manner that is tax efficient for the Lessee.
8.4 In relation to each Phase of the Network, authorised representatives of the Lessor and the Lessee shall attend the initial acceptance and the final acceptance arranged by the Equipment suppliers in accordance with the Equipment supply and installation services contracts, which shall incorporate the acceptance standards of the Lessor. Representatives of the Lessor and the Lessee shall confirm initial and final acceptance of each Phase by execution and delivery to the Equipment suppliers an initial acceptance document and a final acceptance document respectively.
8.5 On the day of execution of the initial acceptance document relating to a particular Phase of the Network by the authorised representatives of the Lessor and the Lessee, that Phase shall be formally delivered to the Lessee for operation, management and maintenance.
Revenue and Costs of Management, Operation and Maintenance
9.1 All operating revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from the operation of or in connection with the Network shall be collected by and belong to the Lessee.
9.2 Subject to clause 9.3, all costs of operating and managing the Network shall be borne by the Lessee. For the avoidance of doubt, all costs for maintenance of the Network shall be shared in accordance with clause 15.2.
9.3 Rental fees for the exchange centres and the base stations together with the relevant expenses (including water and electricity charges, heating charges and the fuel charges for the relevant equipment etc.) shall be shared between the Lessor and the Lessee in the following proportion:
(a) the Lessor shall bear the following proportion of the costs:

total amount of Capacity constructed on the Network	-	the actual number of the Lessee’s cumulative CDMA ( Subscribers as at the end of the month before the Costs are incurred )
90%

total amount of Capacity constructed on the Network
(b) the Lessee shall bear the following proportion of the costs:
the actual number of the Lessee’s cumulative CDMA
( Subscribers as at the end of the month before the Costs are incurred )
90%

total amount of Capacity constructed on the Network

Risk and Title
10.1 The parties agree that title to all parts of the Network will remain vested in the Lessor until the Network is transferred to the Lessee pursuant to clause 13.
10.2 As between the Lessor and the Lessee, during the period of construction of each Phase of the Network, the Lessor shall bear all risks of loss, theft, damage and destruction of or to the Network.
10.3 Upon delivery of a particular Phase of the Network pursuant to clause 8.5 and until the expiry of the term of this Agreement, the Lessor shall bear all risks of physical loss, damage and destruction of or to the Network caused by an Event of Force Majeure and the Lessee shall be responsible for all losses and damage resulting from its operation of the Network.
Responsibilities of the Parties
Lessor’s Responsibilities
11.1 Without limiting the Lessor’s other obligations hereunder, the Lessor’s responsibilities to the Lessee are to:
(a)	obtain and maintain all necessary government and other approvals, authorisations, licences and other documents necessary or desirable for the construction, operation, maintenance and upgrading of the Network;
(b)	obtain all PRC approvals and permits for the import of all equipment and technology, other supplies and installation services required for the construction, operation of the Network, and to use best endeavours to obtain and maintain favourable customs duties;
(c)	obtain all necessary funding for the construction and expansion of the Network in accordance with the Lessee’s requirements;
(d)	ensure that each Phase of the Network is constructed in accordance with construction timetable agreed by the Lessor and the Lessee;
(e) handle all arrangements in relation to the importation of the Equipment;
(f) ensure that the Capacity leased is delivered to the Lessee during the term;
(g)	use best endeavours to ensure that the Network quality standards shall meet the standards agreed by the Lessor and Lessee;
(h)	upon request by the Lessee to upgrade the software or hardware of the Network, to use best endeavours to satisfy the request as soon as possible;
(i)	make available to the Lessee during the term the benefit of all manufacturer’s warranties in relation to the Equipment and other product support;

(j)	unless agreed in writing with the Lessee and Unicom Group, refrain from leasing or selling any part of the Network to any third party, or permitting any third party to use or operate the Network in any manner to provide telecommunications services, except conducted as contemplated in the Transfer Agreement;
(k)	without the prior written consent of the Lessee, not use or operate the Network in any manner to provide telecommunications services to any third party, or to compete in any other manner with the Listed Group, except conducted as contemplated in the Transfer Agreement; and
(l)	in the event of a breakdown of any part of the Network, provide the Lessee with all necessary cooperation, including liaising with Equipment suppliers and coordinating relevant parties.
Lessee’s Responsibilities
11.2 Without limiting the Lessee’s other obligations hereunder, the Lessee’s responsibilities to the Lessor are to:
(a)	promptly notify the Lessor of any event of loss or any event which is likely to result in an insurance notification claim;
(b)	provide the Lessor with such information concerning the condition, use and operation of the Network as the Lessor may from time to time reasonably request;
(c)	permit the Lessor’s representatives to inspect the Network during normal working hours, upon reasonable notice;
(d)	be responsible for the maintenance and safety of the Network and maintenance of all databases in relation to the Network;
(e)	permit the Lessor to use such of its premises as are reasonably required by the Lessor for the purpose of complying with its obligations under this Agreement;
(f)	refrain from subleasing any part of the Network or assigning its rights under the lease to any party other than a member of the Listed Group, except conducted as contemplated in the Transfer Agreement; and
(g)	in accordance with market requirements and subscriber demand, use all reasonable efforts to promote and advertise the CDMA Business in the Listed Service Areas.
Unicom Group’s Responsibilities
11.3 Without limiting Unicom Group’s other obligations hereunder, Unicom Group’s responsibilities to the Lessee are to:

(a)	obtain and maintain all necessary government and other approvals, authorisations, licences and other documents necessary or desirable for the construction, operation, maintenance and upgrading of the Network; and
(b)	establish and maintain roaming and interconnection arrangements with other telecommunications operators.
Representations and Warranties
Representations and Warranties of the Lessee
12.1 The Lessee represents and warrants to the Lessor that:
(a)	Status: It is a limited liability company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is being conducted;
(b)	Power and authority: It has the corporate power to enter into and perform, and has taken all necessary corporate action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;
(c)	Legal validity: This Agreement has been duly authorised, executed and delivered by the Lessee, and this Agreement constitutes legal, valid and binding obligations of the Lessee, enforceable in accordance with its terms;
(d)	Non-conflict: The entry into and performance by the Lessee of, and the transactions contemplated by, this Agreement do not and will not (i) conflict with the constitutional documents of the Lessee; or (ii) conflict with or result in default under any document which is binding upon the Lessee or any of its assets nor result in the creation of any Security Interest over any of its assets;
(e)	Authorisation: All authorisations, consents, registrations and notifications required by the Lessee in connection with the entry into, performance, validity and enforceability of, this Agreement and the transactions contemplated by this Agreement, have been obtained or effected (as appropriate) and are in full force and effect;
(f)	No immunity: The Lessee is subject to civil commercial law with respect to its obligations under this Agreement; and neither Lessee nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by the Lessee constitute private and commercial acts; and
(g)	Litigation: No litigation, arbitration or administrative proceedings are pending or threatened against Lessee which, if adversely determined, would have a material adverse effect upon the Lessee’s financial condition or business or its ability to perform its obligations under this Agreement.

Representations and Warranties of the Lessor and Unicom Group
12.2 Each of the Lessor and Unicom Group jointly and severally represents and warrants to the Lessee that:
(a)	Status: The Lessor is a company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is now being conducted;
(b)	Power and authority: The Lessor has the corporate power to enter into and perform, and has taken all necessary corporate action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;
(c) Legal validity: This Agreement constitutes the Lessor’s legal, valid and binding obligation;
(d)	Non-conflict: The entry into and performance by the Lessor of, and the transactions contemplated by, this Agreement do not and will not conflict with: (i) any laws binding on the Lessor; or (ii) the constitutional documents of the Lessor; or (iii) any document which is binding upon the Lessor or any of its assets;
(e)	Authorisation: So far as concerns the obligations of the Lessor, all authorisations, consents, registrations and notifications required under the laws of the PRC in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Agreement by the Lessor have been obtained or effected (as appropriate) and are in full force and effect;
(f)	No breach: The use of the Network by the Lessee in accordance with this Agreement will not cause the Lessee to breach any law, regulation, direction, permission, waiver, consent, registration, approval or other authorisation; and
(g)	No immunity: The Lessor is subject to civil commercial law with respect to its obligations under this Agreement; and neither the Lessor nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by the Lessor constitute private and commercial acts.
Representations and Warranties of Unicom Group
12.3	Unicom Group also represents and warrants to the Lessee that:
(a)	Status: Unicom Group is a company duly incorporated and validly existing under the laws of the PRC and has the corporate power to own its assets and carry on its business as it is now being conducted;
(b)	Power and authority: Unicom Group has the corporate power to enter into and perform, and has taken all necessary corporate action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement;
(c)	Legal validity: This Agreement constitutes Unicom Group’s legal, valid and binding obligation;
(d)	Non-conflict: The entry into and performance by Unicom Group of, and the transactions contemplated by, this Agreement do not and will not conflict with: (i) any laws binding on Unicom Group; or (ii) the constitutional documents of Unicom Group; or (iii) any document which is binding upon Unicom Group or any of its assets;
(e)	Authorisation: So far as concerns the obligations of Unicom Group, all authorisations, consents, registrations and notifications required under the laws of the PRC in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Agreement by Unicom Group have been obtained or effected (as appropriate) and are in full force and effect;
(f)	CDMA Licence: Unicom Group’s CDMA licence (Licence No. [2001] Yi Zi No. 01) issued by the MII dated 1 August 2001 is in full force and effect and there are no circumstances which indicate that such licence will or is likely to be revoked, in whole or in part. In accordance with applicable PRC laws and regulations, Unicom Group is permitted to authorise the Lessee to provide CDMA mobile telecommunications services by using the Network; and
(g)	No immunity: Unicom Group is subject to civil commercial law with respect to its obligations under this Agreement; and neither Unicom Group nor any of its assets is entitled to any right of immunity, and the entry into and performance of this Agreement by Unicom Group constitute private and commercial acts.
Purchase Option
13.1 The Lessor hereby grants the Lessee an option to purchase the Network (the Purchase Option). The Purchase Option may be exercised at any time before 31 December 2008 by the Lessee giving notice in writing to the Lessor (a Purchase Option Notice).
13.2 The Purchase Option may be exercised at any time during the Term and within one year thereafter by the Lessee giving notice in writing (a Purchase Option Notice) to the Lessor. The acquisition price of the Network shall be negotiated between the Lessor and the Lessee based on the appraised value of the Network determined in accordance with applicable PRC laws and regulations, and taking into account prevailing market conditions and other relevant factors, provided that the acquisition price will not be greater than such price as would, after taking into account all lease fee payments made by all of the Old Operating Entities to the Lessor in accordance with this Agreement or any previous CDMA lease agreements and deducting all Delay Discounts due to the Lessee under clause 5.4, enable the Lessor to recover the

Network Construction Cost, together with an internal rate of return on its investment of 8% (the Purchase Price).
13.3. The purchase of the Network by the Lessee under this clause 13 shall be carried out in accordance with the relevant provisions of the Listing Rules of the SSE and all applicable PRC laws and regulations (or the Listing Rules and all applicable Hong Kong laws after completion of the Transfer Agreement).
13.4 As soon as practicable following the issue of a Purchase Option Notice, the Lessor and Lessee shall negotiate in good faith and execute an agreement in relation to the sale and purchase of the Network. The agreement shall reflect the terms referred to in this clause 13, as well as such other terms as the Lessor and the Lessee shall agree. In the agreement, the Lessor shall provide such representations and warranties as are reasonably requested by the Lessee in relation to the Network and other related matters.
13.5 The Network shall be sold free from all Security Interests and with all rights attached to it at the date of completion of the sale and purchase of the Network.
13.6 The Lessor and the Lessee shall procure that, as soon as reasonably practicable following final acceptance of each Phase of the Network, a firm of auditors jointly selected by the Lessor and Lessee is appointed to perform procedures agreed upon with the Lessor and Lessee to verify the final Network Construction Cost in respect of such Phase. The Lessor shall provide the Lessee and the firm of auditors so appointed with certified copies or originals of all such supporting invoices and receipts and other documentary evidence and information as the Lessee or such auditors may require in order to verify the Network Construction Cost in respect of any Phase of the Network. The auditors’ fees for carrying out the aforesaid procedures shall be borne by the Lessor and the Lessee in equal shares.
Insurance
14.1 During the construction period of each Phase of the Network, the Lessor shall fully and continuously maintain insurance over the Network. The relevant insurance premiums shall be paid by the Lessor and form part of the Network Construction Cost. Such insurance policies shall name the Lessor as the beneficiary. Following receipt by the Lessor of any proceeds of such insurance, the Lessor shall apply all the proceeds to repair the Network.
14.2 After each Phase of the Network has been constructed and delivered to the Lessee pursuant to clause 8.5, insurance of that Phase of the Network shall be effected and maintained fully and continuously valid by or on behalf of the Lessee on such terms and with such qualified insurance company as agreed by the Lessor and the Lessee. The relevant insurance premiums, which form part of the cost of operating the Network, shall be paid by the Lessee. The Lessor and the Lessee shall be named as joint beneficiaries under all such insurance policies.
14.3 The proceeds of any insurance taken out over the Network shall be applied in repairing or replacing the part of the Network that has been damaged or lost. If the costs of such repair or replacement exceed the amount of relevant proceeds of insurance, the excess shall be paid by the Lessor and shall form part of the Network Construction Cost in case the damage or loss occurs during the construction period, and shall be paid by or on behalf of the Lessee and form part of the operating cost of the Network in case the damage or loss occurs during the operating period.
14.4 In the event of loss of, or damage to, the Network, the Lessor and Lessee shall agree upon the detailed steps which can be taken to repair or replace the Network so as to overcome, rectify and minimise such loss or damage.
Network Maintenance
15.1 The Lessee shall:
(a)	take all necessary or desirable steps to safeguard all parts of the Network and keep the Network in good repair and condition, subject to fair wear and tear; and
(b)	maintain the Network in accordance with the generally accepted best practice of other mobile telecommunications operators in the PRC.
15.2 The costs, fees and expenses incurred by the Lessee in complying with its obligations under clause 15.1 shall be shared between the Lessor and the Lessee according to the proportions as set out in clause 9.3(a) and (b) above.
15.3 The Lessor’s representatives shall have the right to inspect the Network during normal business hours of the Lessee, upon reasonable notice, for the purpose of ascertaining whether the Lessee is in compliance with its obligations under clause 15.1.
Performance Guarantee and Indemnity
16.1 In consideration of the Lessee entering into this Agreement, Unicom Group unconditionally and irrevocably guarantees the due and punctual performance by the Lessor of its obligations under this Agreement. If and each time the Lessor fails for any reason to perform or observe its obligations under this Agreement, Unicom Group shall forthwith upon demand unconditionally perform (or procure the performance of) the obligation in relation to which such failure has occurred in the manner prescribed in this Agreement and so that the same benefits shall be received by the Lessee as would have been so received if such obligation had been duly performed and/or observed by the Lessor.
16.2 Unicom Group agrees to indemnify on demand the Lessee for any loss or damage suffered by the Lessee or any member of the Listed Group as a result of any defect in, or any loss of or damage to, any of the Equipment caused by any negligence, default, act or omission of the Lessor or Unicom Group under this Agreement or in connection with the Network. The aggregate liability of Unicom Group for any claim shall not exceed the aggregate of (i) the total amount of lease fee payments made by all of the Old Operating Entities to the Lessor under this Agreement and any previous CDMA lease agreements between the Old Operating Entities and the Lessor and (ii) the total Purchase Price paid by the Lessee for the Network.

Confidentiality
17.1 At all times during the term each party shall, and shall procure that their respective directors, officers, employees and agents shall, keep confidential and shall not, without the prior written consent of the other parties, disclose to any third party this Agreement or any of the terms of this Agreement or any documents or materials supplied by or on behalf of either party in connection with this Agreement, save that any such party shall be entitled upon giving notice to the other parties to make such disclosure:
(a)	in connection with any proceedings arising out of or in connection with this Agreement to the extent that any party may consider necessary to protect its interests; or
(b)	if required to do so by an order of a court of competent jurisdiction whether in pursuance of any procedure for discovering documents or otherwise or pursuant to any law or any regulation of any stock exchange or securities regulatory authority; or
(c) to its auditors or legal advisors or other professional advisers; or
(d) by the Lessor or the Lessee to any bank or any other financier or prospective financier; or
(e)	if required to do so by any applicable law or in order for such party to comply with its obligations under this Agreement.
17.2	Nothing contained in clause 17.1 shall preclude the Lessee from disclosing to any member of the Listed Group any information, document or other materials relating to this Agreement.
Force Majeure
18.1 If the Lessee or Lessor (the Affected Party) is prevented, hindered or delayed from or in performing any of its obligations under this Agreement by a Force Majeure Event:
(a)	the Affected Party’s obligations under this Agreement are suspended from the time of notification of the event in accordance with clause 18.1(b) while the Force Majeure Event continues, but only to the extent that it is so prevented, hindered or delayed;
(b)	immediately after the occurrence of the Force Majeure Event the Affected Party shall promptly notify the other parties in writing of the Force Majeure Event, the time and date on which the Force Majeure Event started and the effects of the Force Majeure Event on its ability to perform its obligations under this Agreement;

(c)	the Affected Party shall take all reasonable endeavours to mitigate the effects of the Force Majeure Event on the performance of its obligations under this Agreement; and
(d)	immediately after the end of the Force Majeure Event, the Affected Party shall notify the other parties in writing that the Force Majeure Event has ended and the duration of the Force Majeure Event, and shall resume performance of its obligations under this Agreement.
Termination
19.1 The Lessee may terminate this Agreement at any time by giving not less than 180 days’ written notice, such termination shall take effect from the end of each lease period or any Additional Term.
19.2 Without prejudice to any other rights or remedies they may have (either under this Agreement or at law), the Lessor or the Lessee may terminate this Agreement at any time if the other (or, in the case of the Lessee, Unicom Group) commits any continuing or material breach of any of the provisions of this Agreement (save for any breach which is caused by the party seeking to rely on it) and, in the case of such a breach which is capable of remedy, fails to remedy the same within 90 days after receipt of a written notice giving full particulars of the breach and requiring it to be remedied.
19.3 For the purpose of clause 19.2, a breach shall be considered capable of remedy if the party in breach can comply with the provision in question in all respects other than as to the time of performance (provided that time of performance is not of the essence).
19.4 The rights to terminate this Agreement given by this clause 19 shall not prejudice any other right or remedy of any party in respect of the breach concerned (if any) or any other breach.
19.5 Upon the termination of this Agreement for any reason, subject as otherwise provided in this Agreement and to any rights or obligations which have accrued prior to termination, no party shall have any further obligation to the others under this Agreement.
19.6 Notwithstanding clause 19.1, this Agreement may terminate at any time with the written agreement of the parties.
Redelivery
19.7 Subject to clause 13, the Lessee shall return the Network to the Lessor within 90 days following the termination of this Agreement in accordance with the following principles:
(a)	the Network shall be returned free and clear of all Security Interests (other than Lessor Liens);

(b) all maintenance to the Network shall have been completed; and
(c)	all damage to the Network shall have been repaired and certified in accordance with the requirements of the relevant Equipment manufacturer.
Notices
20.1 Any notice to be given pursuant to this Agreement shall be in writing and signed by (or on behalf of) the person giving it. It shall be served by sending it by fax, or delivering it by hand, or sending it by prepaid recorded delivery, special delivery or registered post, to the address or fax number set out in clause 20.2 and in each case marked for the attention of the relevant party (or to such other address or fax number as shall have been duly notified in accordance with this clause). Any notice so served by hand, fax or post shall be deemed to have been duly given:
(a) in the case of delivery by hand, when delivered;
(b) in the case of delivery by fax, at the time of transmission; and
(c)	in the case of prepaid recorded delivery, special delivery or registered post, at 9 a.m. on the second Business Day following the date of posting provided that in each case where delivery by hand or by fax occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the next following Business Day.
References to time in this clause are to local time in the country of the addressee.
20.2 The addresses and fax numbers of the parties for the purpose of clause 20.1 are as follows:

Lessor

Address:	6th Floor, Tower 3, Henderson Centre, 18 Jianguomen
Nei Dajie, Beijing, 100005, PRC

Fax:	+86 10 6611 0768

For the attention of:	Zhao Le

Lessee

Address:	40th Floor, Jin Mao Tower, 88 Century Boulevard,
Shanghai, the PRC

Fax:	+86 10 6650 4066

For the attention of:	The Directors

Unicom Group

Address:	Room 615, Tower 3, Henderson Centre,
18 Jianguomen Nei Dajie, Beijing, the PRC

Fax:	+86 10 6611 4366

For the attention of:	Li Zhang Ting
20.3 A party may notify the other parties of a change to its name, relevant addressee, address or fax number for the purposes of this clause 20, provided that such notice shall only be effective on:
(a) the date specified in the notice as the date on which the change is to take place; or
(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.
Assignment and Sub-Contracting
21.1 The rights or benefits under this Agreement may not be assigned (nor may any cause of action arising in connection with any of them be assigned) by the Lessor or Unicom Group or their respective successor in title without the prior written consent of the Lessee.
21.2 The Lessor may, with the Lessee’s prior written consent, sub-contract any of its obligations under this Agreement provided that the Lessor procures that the sub-contractor complies with the Lessor’s obligations under this Agreement as if it were a party to this Agreement in place of the Lessor. Each of the Lessor and Unicom Group irrevocably agrees that the Lessee may transfer or sub-contract any of its rights and obligations under this Agreement to CUCL or another member of the Listed Group. Nothing in this clause 21 will relieve the Lessor of any of its liabilities or obligations under this Agreement.
Severability
22.1 If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.
Further assurance
23.1 Each party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other parties may reasonably require to implement and/or give effect to this Agreement and the transactions contemplated by it.

Costs
24.1 Subject to clause 24.2, each of the parties shall pay its own costs and expenses (including the legal costs) incurred in connection with the negotiation, preparation and implementation of this Agreement.
24.2 Any stamp duty or other duties payable in connection with this Agreement, and matters contemplated hereunder shall be borne by the Lessor and the Lessee in equal shares.
Waivers and Variations
25.1 No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy. No waiver shall be effective unless expressed in writing signed for or on behalf of the party granting it.
25.2 No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.
25.3 Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.
Entire Agreement
26.1 This Agreement constitutes the entire agreement between the parties in respect of the subject matter of this Agreement and supersedes the Old CDMA Lease Agreement.
Settlement of Disputes
27.1 This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, PRC law.
27.2 All disputes arising from or in connection with this Agreement (including but are not limited to the length, the Lease Fee and the Minimum Lease Fee for any Additional Term) shall be resolved through friendly consultation between the parties. If the parties fail to reach an agreement in respect of the settlement of dispute within thirty (30) days after a party has requested to resolve the same through consultation, the parties agree to settle the relevant dispute pursuant to clause 27.3.
27.3 Any dispute arising from or in connection with this Agreement shall be submitted to the China International Economic and Trade Arbitration Commission

(CIETAC) in Beijing for arbitration which shall be conducted in accordance with CIETAC’s arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon all the parties.
27.4 The tribunal shall consist of three arbitrators. The parties consent, to the fullest extent permitted under the CIETAC rules, that any arbitrator to the arbitration (including any arbitrator appointed by CIETAC) may be nominated and appointed from outside CIETAC’s panel of arbitrators subject to the confirmation by the chairman of the CIETAC in accordance with the law. The language of the arbitration shall be conducted in Chinese.
27.5 Unless otherwise required by the tribunal, the arbitration costs shall be borne by the losing party.
27.6 Each party agrees to waive and not to claim any immunity from any proceedings and legal actions and from all forms of execution to which it or its property is now or hereafter becomes entitled under the laws of any jurisdiction.
27.7 During the arbitration, the parties shall continue to perform their respective obligations under this Agreement except for the part in dispute which has been referred to arbitration.
Language
28.1 This Agreement shall be written in a Chinese version and an English version in three originals each. If there exists any dispute between the parties as to the interpretation of the two versions, then the two versions shall be read in conjunction to determine the parties’ intention at the time of signing. If the parties’ real intention still cannot be ascertained by such reading, the Chinese version shall prevail.
IN WITNESS whereof the parties hereto have executed this Agreement on the date shown at the beginning of this Agreement.

SIGNED on behalf of the Lessor

By:	/s/ Zhao Le

Name:	Zhao Le

SIGNED on behalf of the Lessee

By:	/s/ Sun Qian

Name:	Sun Qian

SIGNED on behalf of Unicom Group

By:	/s/ Chang Xiaobing

Name:	Chang Xiaobing

SCHEDULE 1
Quarterly CDMA Business Income
Breakdown of CDMA Business Income (Note 1 )

Prepared by: Provincial Branch	Unit of Amount: RMB
		Amount for
		the current
Items	Rows	quarter	Note
Total Service Revenues from Business	1=2+3+4+5+6+7-8		Formula for calculating the CDMA network lease fee referred to in row 11:

1. Monthly fee	2		(1) assuming that under PRC GAAP, revenues generated by CUCL from its business (row 1) equals to A;

2. Usage fee	3		(2) CDMA network lease fee payable to Unicom Horizon, i.e. revenues generated by Unicom Horizon from its business equals to B;

3. Revenue from value-added services	4

4. Interconnection revenue	5		(3) under the connected transaction agreements, the settlement represents R% of the operating revenue calculated in accordance with HK GAAP; and

5. Business revenues from digital circuits and leased lines	6		(4) under HK GAAP, the business revenues generated by CUCL equals to C.

6. Others	7		C = A - (A-B)*3%

Business Tax	8		Formula : B = C*R%= [A - (A-B)*3%]*R%

Costs incurred by Principal Business	9		Where: B=[A*(1-3%)] / (1/R%-3%)

......	10

In which, CDMA network lease fee payable to Unicom Horizon	11

Note[1]	The monthly breakdown of the consolidated income statement prepared by China Unicom Limited in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants does not contain any deferral or amortisation of any upfront non-refundable revenue arising out of the CDMA business.

26 October 2006
UNICOM NEW HORIZON MOBILE TELECOMMUNICATIONS
COMPANY LIMITED
and
CHINA UNITED TELECOMMUNICATIONS
CORPORATION LIMITED
and
CHINA UNITED TELECOMMUNICATIONS CORPORATION

NETWORK CAPACITY LEASE
AGREEMENT